Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

July 11, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Re:             Nevaeh Enterprises Ltd..

                  Form S-1 Registration Statement

                  Registration No. 333-144681

To whom it may concern:

   Please accept this letter as notice of our request to withdraw our request of accelerated effectiveness filed on June 10, 2008.

    Yours Truly,

    Neaveh Enterprises Ltd.

    By: /s/ "Qi Tang"

    Qi Tang, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and a member of the Board of Directors